Exhibit 99.1

First Quarter 2016 Earnings Release

Scotiabank reports net income of $1,814 million for the first quarter of 2016

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2016 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2016 Report to Shareholders, including our unaudited interim financial statements for the period January 31, 2016, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the First Quarter 2016 Report on the Investor Relations page of www.scotiabank.com.

First Quarter Highlights (versus Q1, 2015)
• Net income of $1,814 million, compared to $1,726 million
• Earnings per share (diluted) of $1.43 compared to $1.35
• ROE of 13.8%, compared to 14.2%
• Quarterly dividend increase of 2 cents to 72 cents per common share

TORONTO, ONTARIO – (Marketwired – March 1, 2016) – Scotiabank (TSX: BNS) (NYSE: BNS) today reported first quarter net income of $1,814 million, a 5% increase from $1,726 million reported in the same period last year. Diluted earnings per share were up 6% to $1.43 compared to $1.35 in the same period a year ago. Return on equity was 13.8% compared to 14.2% last year.

"We delivered strong earnings to start 2016 with solid top line growth in both our Canadian Banking and our International Banking businesses," said Brian Porter, President and CEO at Scotiabank. "The Bank's diversified business model has delivered growth despite continued volatility in the markets and some moderation in select areas of our operations.

"Canadian Banking's focus on growing and deepening customer relationships continued to drive higher year-over-year earnings.  These efforts resulted in strong volume growth in targeted areas across both retail and commercial loans and deposits, which improved our business mix and resulted in a 19 basis point increase in the net interest margin this quarter.

"International Banking's strong performance continued in the first quarter of 2016, with good year-over-year growth. The Pacific Alliance countries of Mexico, Peru, Chile and Colombia continued to deliver robust loan, deposit and fee growth – and we continue to see great potential in these markets.

"The Bank's Common Equity Tier 1 capital ratio remains strong at 10.1%. We increased our quarterly dividend 2 cents to 72 cents per share – 6% higher than a year ago.

"We remain focused on building an even better Bank. With a strong team in place, we are executing against a strategy that will drive value for shareholders."

Financial results

The 2016 first quarter results are presented below:

	For the three months ended
(Unaudited) ($ millions)	Jan 31 2016	Oct 31 2015	Jan 31 2015
Net interest income	$3,519	$3,371	$3,169
Non-interest income	2,846	2,754	2,694
Total revenue	6,365	6,125	5,863
Provision for credit losses	539	551	463
Non-interest expenses	3,568	3,286	3,197
Income tax expense	444	445	477
Net income	$1,814	$1,843	$1,726
Net income attributable to non-controlling interests in subsidiaries	56	60	47
Net income attributable to equity holders of the Bank	$1,758	$1,783	$1,679
Preferred	28	29	30
Common	1,730	1,754	1,649
Earnings per common share (in dollars)
Basic	$1.44	$1.46	$1.36
Diluted	$1.43	$1.45	$1.35

Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. These non-GAAP measures are used throughout this press release and are defined in the "Non-GAAP Measures" section of our First Quarter 2016 Report to Shareholders.

Business segment review

Canadian Banking
Canadian Banking reported net income attributable to equity holders of $875 million, an increase of $60 million or 7% over the same quarter last year. An increase in the net interest margin, mainly from targeted growth in assets and deposits, the impact of the credit card portfolio acquired from JPMorgan Chase Bank (the "acquisition") and higher non-interest income were partially offset by increased non-interest expenses and provision for credit losses.

Compared to Q4 2015, net income attributable to equity holders increased $38 million or 4%, due mainly to higher revenues, the impact of the acquisition, strong deposit growth and higher deposit margins, partly offset by higher non-interest expenses and provision for credit losses.

International Banking
International Banking reported net income attributable to equity holders of $505 million, an increase of 21% over the same quarter last year, reflecting the positive impact of foreign currency translation, and earnings from strong loan, deposit and fee growth in Latin America, partly offset by lower tax benefits.

Net income attributable to equity holders of $505 million was in line with last quarter at $504 million. The positive impact of foreign currency translation and acquisitions, solid loan and fee growth and good expense control were offset by lower tax benefits.

Global Banking and Markets
Global Banking and Markets reported net income attributable to equity holders of $366 million, a decrease of $38 million or 9% from the same quarter a year ago, driven mainly by higher provision for credit losses and, to a lesser extent, by lower contributions from equities, investment banking and foreign exchange. This was partly offset by stronger results in precious metals and by the positive impact of foreign currency translation.

Compared to Q4 2015, net income attributable to equity holders increased by $41 million or 13%. This was mainly due to stronger results in equities, precious metals and corporate banking, partly offset by higher provision for credit losses and lower results in investment banking.

Other
The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net income attributable to equity holders was $12 million in the quarter, compared to $43 million in the same period last year. Lower contributions from asset/liability management activities were partly offset by lower expenses and lower taxes.

Net income attributable to equity holders was $12 million in the first quarter, compared to $117 million last quarter. The decrease was due to lower net gains on investment securities and lower contributions from asset/liability management activities in the current quarter, and the net benefit of certain largely offsetting items in the prior quarter.

Credit risk
The provision for credit losses was $539 million, up $76 million or 16% over the same quarter last year. The provision for credit losses as a percentage of average loans and acceptances was 45 basis points compared to 42 basis points. The year-over-year increase was due primarily to higher provisions in the oil and gas sector and in the Canadian retail portfolio driven by growth in higher margin loans.

The provision for credit losses was down $12 million or 2% over the previous quarter. The provision for credit losses as a percentage of average loans and acceptances was 45 basis points compared to 47 basis points. Adjusting for the increase in the collective allowance against performing loans of $60 million last quarter, the provision for credit losses increased $48 million due primarily to higher losses in the oil and gas sector and the Canadian retail portfolio.

Capital ratios
The Bank's Common Equity Tier 1 capital ratio of 10.1% decreased by approximately 20 basis points this quarter, due primarily to the impacts from employee pension and post-retirement benefits on accumulated other comprehensive income and from acquisitions which closed during the quarter.

The Bank continues to maintain a strong capital position. As at January 31, 2016, the CET1, Tier 1, Total capital and leverage ratios are well above Basel III all-in minimum requirements.

Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2015 Annual Report under the headings "Overview-Outlook," for Group Financial Performance "Outlook," for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may", "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See "Controls and Accounting Policies – Critical accounting estimates" in the Bank's 2015 Annual Report, as updated by this document); global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business  infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 66 of the Bank's 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading "Overview-Outlook," as updated by this document; and for each business segment "Outlook". The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Shareholder information

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. For more information on participation in the plan, please contact Computershare Trust Company of Canada, the Bank's transfer agent.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on Tuesday, March 1, 2016 at 8:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free at (416) 847-6330 or 1-866-530-1553 (please call shortly before 8:00 a.m. EST).  In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the call will be available between March 1 and March 16, 2016 by calling 647-436-0148 or 1-888-203-1112 (North America toll free). The access code is 4314293#. The archived audio webcast will be available on the Investor Relations page of www.scotiabank.com from approximately 6:00 p.m. EST on Tuesday, March 1, 2016 for three months.

Contact information

Investors: Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 933-8774 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com
Media:

Contact the Public, Corporate and Government Affairs Department
Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-3250
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to the Dividend and Share Purchase Plan, changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253 (toll free in Canada and the U.S.)
Telephone: 1-514-982-7555 (International)
Fax: 1-888-453-0330 (Canada and the U.S.)
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 40, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:

Jake Lawrence Scotiabank Investor Relations (416) 866-5712	Heather Armstrong Scotiabank Public, Corporate and Government Affairs (416) 933-3250